Filed by: The Colonial BancGroup, Inc.
Pursuant to Rule 425
under the Securities Act of 1933

On May 28, 2002, The Colonial BancGroup, Inc. issued the following press release:

For more information contact:	For immediate release
Colonial BancGroup	May 28, 2002
Lisa Free (334) 240-5105
Palm Beach National
Loy Anderson (561) 653-5560
COLONIAL BANCGROUP TO ACQUIRE
PALM BEACH NATIONAL BANK

MONTGOMERY, AL — Colonial BancGroup Chairman and CEO Robert E. Lowder announced today that Colonial has entered into a definitive agreement to acquire Palm Beach National Holding Company and its banking subsidiary, Palm Beach National Bank & Trust Company, headquartered in Palm Beach, Florida. The transaction will be a stock for stock exchange at a price of $50 per share for each share of Palm Beach National stock, subject to certain market pricing conditions of Colonial’s stock, resulting in a total value of approximately $105.5 million.

Palm Beach National Bank & Trust Company was established in 1973 and its main office is located on world-renowned Worth Avenue. In addition to the Worth Avenue location, Palm Beach National has seven other offices located in Palm Beach, West Palm Beach, North Palm Beach, Jupiter, Palm Beach Gardens and Lantana. Five of these locations are full-service branches and three are boutique offices. As of March 31, 2002, Palm Beach National had $344 million in assets with $286 million in loans and $305 million in deposits, 30% of which are noninterest bearing demand deposits.

“Colonial is pleased to expand its presence in Palm Beach County. This acquisition will be a great addition to the five Colonial branches currently in Palm Beach County located in Atlantis, Boca Raton,

East Boca Raton, Palm Beach Lakes and Royal Palm Beach. Thus, this acquisition is consistent with our strategy to expand in market areas where we are already established,” said Mr. Lowder.

Mr. Lowder continued, “Colonial’s philosophy of locally run banks fits well with Palm Beach National’s status as the premier independent bank in the Palm Beach market. Moreover, Colonial expects that our enhanced emphasis on non-interest income will be boosted by the exceedingly strong financial base of this institution and its nationally prominent location.”

Demographically, the Palm Beach market is one of the strongest in America. Population during the decade of the nineties grew at a 31% rate compared to the State of Florida’s already robust growth rate of 23.5% and the county is the third most populated county in the state with 1.2 million people. Median household income in the market is 12.6% greater than the State of Florida’s measurement, according to the most recent data available.

“We are very pleased with this merger agreement,” said Loy Anderson, CEO of Palm Beach National. “It offers our customers a broader array of products and services within the same community banking environment they have known.”

George Slaton, Chairman of the Board of Palm Beach National, added, “Colonial is an excellent organization. This deal represents tremendous value for our shareholders, customers and employees.”

Completion of the transaction with Palm Beach National is subject to approval by various regulatory agencies and Palm Beach National Holding Company shareholders.

Lehman Brothers advised Palm Beach National on this transaction.

Colonial BancGroup is a multi-state bank holding company headquartered in Montgomery, Alabama with assets of $13 billion operating 263 offices in Alabama, Florida, Georgia, Nevada, Tennessee and Texas. It is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp.

In connection with the proposed merger of Palm Beach National Holding Company into The Colonial BancGroup, Inc., Colonial BancGroup intends to file a registration statement on Form S-4 with the Securities and Exchange Commission. Colonial urges all shareholders of Palm Beach National Holding Company to read the registration statement, including the final proxy statement-prospectus that will be a part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it will be available for free, both at the SEC’s web site at www.sec.gov and from Palm Beach National Holding Company’s and Colonial BancGroup’s respective corporate contacts.

This filing contains each contain “forward-looking statements” within the meaning of the federal securities laws. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities; (i) an inability of the company to realize elements of its strategic plans for 2002 and beyond; (ii) expected cost savings from the merger announced herein, if consummated, cannot be fully realized; (iii) costs or difficulties related to the integration of acquired institutions are greater than expected; (iv) increases in competitive pressure in the banking industry; (v) general economic conditions, either nationally or regionally, that are less favorable than expected; (vi) acts of terrorism or war; (vii) and changes which may occur in the regulatory environment or securities markets. When used in this filing, the words “believes,” “estimates,” “plans,” “expects,” “should,” “may,” “might,” “outlook,” and “anticipates,” and similar expressions as they relate to BancGroup (including its subsidiaries) or its management are intended to identify forward-looking statements. Forward-looking statements speak only as to the date they are made. BancGroup does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.